

WOODSIDE



7 April 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Information to be provided at the Woodside AGM to be held on 19 April 2005, lodged with the Australian Stock Exchange on 7 April 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)



THURSDAY, 7 APRIL 2005
12:30PM WST

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

INFORMATION TO BE PROVIDED AT THE WOODSIDE AGM TO BE HELD ON 19 APRIL 2005

Woodside Petroleum Ltd. advises that its 2005 Annual General Meeting of shareholders will be held in the Auditorium, Level 2, Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth Western Australia at 10am (AWST) on Tuesday, 19 April 2005.

Among the items of business, the AGM will consider approval of a proposed Executive Incentive Plan (Plan) that will more effectively align executive benefits to Company performance.

Notice of the 2005 AGM was sent to shareholders on 18 March 2005 with an explanation of the proposed Plan. The rules of the Plan, together with a copy of the Plan presentation that will be made to the shareholders at the AGM, are available at the Woodside website under http://www.woodside.com.au/Investors/Annual+Meetings. The presentation includes worked examples of the operation of the Plan, and should be read in conjunction with the Plan rules and with the information provided to shareholders with the Notice of Meeting.

Woodside has also recently completed its inaugural Health, Safety and Environment Report. The report covers Woodside's health, safety and environmental performance from 2000 to 2004, with a stronger emphasis on 2004. A copy of this report will be provided to shareholders at the Annual General Meeting and it is also available for viewing and downloading at the Company's website at http://www.woodside.com.au/Media/Announcements/Announcements.